# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sitio Royalties Corp., CIK 0001949543
CUSIP: 82983N108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1401 LAWRENCE STREET, SUITE 1750, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/02/2025
Amends the filing with accession number 0000902664-23-000092
Filed by CIK 0001706220
Persons authorized to receive notices and communications: Benjamin Dell, Kimmeridge Energy Management Company, LL, 15 Little West 12th Street, 4th Floor, New York, New York (NY), 10014, 646-424-4317; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Kimmeridge Energy Management Company, LLC (CIK 0001706220): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 36,495,520; shared voting power 0; sole dispositive power 36,495,520; shared dispositive power 0; aggregate amount beneficially owned 36,495,520 (32% of the class)
  Comment: Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (the "Issuer" and such stock, "Class C Common Stock"), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP ("Sitio OpCo,"and such units, the "Partnership Units"), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer ("Class A Common Stock" and, together with Class C Common Stock, "Common Stock"), on a one-for-one basis pursuant to the Issuer's organizational documents and the Amendment to Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo.
  
  Percentage ownership calculated based on the sum of (i) 77,445,764 shares of Class A Common Stock outstanding as of June 2, 2025, as set forth in the Merger Agreement (as defined below) and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.
  
  The Reporting Person's Class C Common Stock represents 24.2% of the voting power of the Issuer's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Sitio Royalties Corp.
Address of issuer's principal executive offices: 1401 LAWRENCE STREET, SUITE 1750, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Present principal occupation or employment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2023 (as amended, the "Schedule 13D"). This Amendment No. 1 supplements Item 4, Item 6 and Item 7 and amends and restates Item 5(a) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 2, 2025, the Issuer and Sitio OpCo, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Viper Energy, Inc., a Delaware corporation ("Viper"), Viper Energy Partners LLC, a Delaware limited liability company ("Viper Opco"), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper ("New Parent"), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent ("Viper Merger Sub"), and Scorpion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Parent ("Sitio Merger Sub"). Pursuant to the terms of the Merger Agreement, Viper will acquire the Issuer in an all-equity transaction through: (i) the merger (the "Viper Pubco Merger") of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of Sitio Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of New Parent (the "Sitio Pubco Merger" and, together with the Viper Pubco Merger, the "Pubco Mergers"), and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity (the "Opco Merger" and, together with the Viper Pubco Merger and the Sitio Pubco Merger, the "Mergers"). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 3, 2025, and is incorporated herein by reference.

In connection with the Merger Agreement, on June 2, 2025, the Kimmeridge Companies entered into a Voting and Support Agreement (the "Voting and Support Agreement"), with the Issuer and Viper, pursuant to which the Kimmeridge Companies have agreed to, until the Voting and Support Agreement terminates in accordance with its terms (the "Lock-Up Period"), vote their shares of Class C Common Stock and Partnership Units, as applicable, in favor of the matters to be voted upon in connection with the Mergers, subject to the terms and conditions set forth in the Voting and Support Agreement. In addition, during the Lock-Up Period, subject to the terms and conditions set forth in the Voting and Support Agreement, the Kimmeridge Companies shall not transfer their shares of Class C Common Stock or Partnership Units, subject to certain customary exceptions.

The Voting and Support Agreement will terminate the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Opco Merger Effective Time (as defined in the Merger Agreement), (iii) the date of any amendment to the Merger Agreement without the prior written consent of the Kimmeridge Companies that (A) reduces the consideration payable in the Sitio Pubco Merger or the Opco Merger, on a per share of Company Common Stock or per Opco LP Unit basis, (B) changes the form of consideration payable in the in the Sitio Pubco Merger or the Opco Merger to the holders of Company Common Stock or Opco LP Units, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), (iv) both the Company Stockholder Approval and the Scorpion Opco Written Consent (each as defined in the Merger Agreement) are obtained, (v) mutual consent of Viper, the Kimmeridge Companies and the Issuer, and (vi) the occurrence of a Company Change of Recommendation (as defined in the Merger Agreement) in compliance with the terms of the Merger Agreement that relates to a Company Superior Proposal or Parent Majority Stockholder Change of Control (each as defined in the Merger Agreement).

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 113,941,284 shares of Class A Common Stock outstanding, which is the sum of (i) 77,445,764 shares of Class A Common Stock outstanding as of June 2, 2025, as provided for in the Merger Agreement and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.8: Voting and Support Agreement, dated as of June 2, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 3, 2025).

## Signatures
- Kimmeridge Energy Management Company, LLC: /s/ Tamar Goldstein, Tamar Goldstein, General Counsel (06/04/2025)